centrica

02 NOV -4 AM 8:

02055683

FAX MESSAGE

To:	Office of International Corporation Finance; SEC	**Date:**	4 November, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	3

82-4578

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Regards

Eileen Baker

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Centrica plc
1 November 2002

Centrica plc received on 1 November 2002 a notification dated 30 October 2002 stating that the aggregate holdings of FMR Corp. and Fidelity International Limited and their respective subsidiaries had fallen below 3% and had therefore ceased to be notifiable under Section 198 of the Companies Act 1985.

Name of contact and telephone number for enquiries.

Robin Healy
01753 494017

centrica

taking care of the essentials

4 November, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Section 198 of the Companies Act 1985

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

centrica
taking care of the essentials

02 NOV -4 AM 8:05

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 November, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	~~3~~ 4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Regards

Eileen Baker

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

4 November, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica and DCC Reach Agreement On the Sale of Centrica's LPG Business

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

STOCK EXCHANGE ANNOUNCEMENT

4 November 2002

Centrica and DCC reach agreement on the sale of Centrica's LPG business

Centrica plc and DCC plc today announced that DCC, the business support services group, has reached agreement to acquire, subject to completion, Centrica's liquefied petroleum gas (LPG) business, British Gas LPG, for a consideration of £41.1 million (approximately €64.5 million) in cash.

The sale of the business comes after a strategic decision by Centrica to focus on direct customer relationships in its core businesses, whereas a large portion of the LPG cylinder business operates through third party retailers.

DCC is already one of the leading companies in the LPG market in Britain and Ireland, operating under the Flogas and Alta Gas brands. The acquisition of British Gas LPG will double DCC's share of the British market to 21%, making it the second biggest LPG company in Britain.

In the year ended 31 December 2001, British Gas LPG generated operating profits of £2.3 million on turnover of £54.1 million. For the eight months to 31 August 2002, unaudited operating profits were £2.9 million. The business had net assets at 31 August 2002 of approximately £40 million net of debt of £2.1 million.

The assets being transferred consist mainly of bulk tanks at customers' premises, cylinders, road tankers, 23 depots, an operations centre in North Wales and a commercial centre at Witney, Oxford. Consultations with British Gas LPG employees and trade unions are now taking place. It is anticipated that the transaction will be completed by the end of November 2002.

Jim Flavin, Chief Executive and Deputy Chairman of DCC, said: "The acquisition of British Gas LPG continues the strong growth momentum in DCC's substantial energy operations. This acquisition, along with the Altä Gas acquisition last year, will significantly strengthen DCC's position in the LPG market in Britain and is expected to lead to a substantial increase in the profit contribution to DCC Energy from this market."

Mark Clare, Managing Director of British Gas, said: "This transaction is in line with Centrica's strategy of concentrating on building deeper customer relationships and our commitment to continue delivering shareholder value by focusing on our core businesses. We are delighted to have reached this agreement with DCC, who we believe are in an excellent position to continue to provide the highest standards of service to this customer group."

Enquiries:

Centrica plc
Centrica Investor Relations
01753 494900

Centrica Media Relations
01753 494085

DCC plc
Jim Flavin, Chief Executive / Deputy Chairman, DCC plc

Kevin Murray, Managing Director – DCC Energy

Conor Costigan, Investor Relations Manager

Tel. + 353 1 279 9400
Email: investorrelations@dcc.ie
For further information on DCC: www.dcc.ie

Editor's notes:

About Centrica - Since it was formed in 1997, Centrica has developed into a leading provider of energy and other essential home services. In the UK, Centrica offers gas and electricity supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas, and financial services through Goldfish. The group's strategy of international expansion has seen it make acquisitions in Canada and the United States.

About DCC - DCC is a business support services group focused on sales, marketing and distribution in the energy, IT, healthcare and food markets, operating principally in Britain and Ireland. In its latest financial year to 31 March 2002, DCC had sales of €2.049 billion and generated operating profits of €102.7 million. DCC's shares are traded on the Irish and London Stock Exchanges.

DCC's energy operations have a track record of strong profit growth and excellent returns on capital employed and cash generation and in the year to 31 March 2002 generated operating profits of €35.0 million on turnover of €717.6 million. Through strong organic growth and value enhancing bolt-on acquisitions, DCC has become a substantial marketer and distributor of LPG and oil products in Britain and Ireland.

For further information please visit www.dcc.ie.